Mail Stop 3561

      							September 30, 2005


Via U.S. Mail and Fax (254-761-2957)



Mr. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corporation
6400 Imperial Drive
Waco, Texas 76712


      Re:	FirstCity Financial Corporation
		Form 10-K for the year ended December 31, 2004
      Filed March 21, 2005
	Form 10-Q for the quarter ended June 30, 2005
	Filed on August 12, 2005
		File No.: 033-19694

Dear Mr. Baker:

      We have reviewed the above-referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Financial Statements
Consolidated Statements of Operations, page 41

1. We note your presentation of "Equity in earnings of investments" as revenues. Note that "Equity in earnings of investments" is not considered revenues. In future filings, please reclassify this item outside revenues in accordance with Rule 5-03.13 of Regulation S-
X.
Note 1. Summary of Significant Accounting Policies, page 44

(c) Principles of Consolidation

2. We note your accounting for the Acquisition Partnerships under the
equity method of accounting and your disclosures on page 54 that they
are variable interest entities (`VIE`) under FIN 46R.   Also you
state that you are not the primary beneficiaries, in this regard please address the following comments:
a. Provide us a listing of these entities, and include the information which shows the amounts of your share in general partner interests and limited partner interests, and the amounts of loan receivable held for investment, if applicable, related to each individual entity. Also, provide in your response the annual servicing fee income and the interest income earned from each individual entity.
b. Provide us your analysis to support your basis that you are not the primary beneficiaries of these VIE in light of the significance of the amounts of distributions, servicing fee income and interest income earned. Refer to paragraph 14 of FIN 46R.
c. For each individual VIE, identify for us the primary beneficiary who would absorb the majority of the VIE`s expected losses or expected residual returns or both and explain to us why.

3. Please tell us how you determined that separate financial statements under Rule 3-09 of Regulation S-X were not required for your investments in the Acquisition Partnerships - Europe and for the
Mexican Acquisition Partnerships. Supplementally provide us with your supporting calculations for 2004, 2003 and 2002.


Form 10-Q For the Quarterly Period Ended June 30, 2005
Liquidity and Capital Resources, page 6

4. You state that "[t]he Company had $11.3 million in Euro-
dominated
debt for the purpose of hedging a portion of the net equity investment in Europe ... Effectiveness of the hedging relationship is
measured and designated at the beginning of each month ..."   So
we
may better understand your accounting, please explain to us how the debt would qualify for hedge accounting under SFAS No. 133. If not, please remove the language that describes hedging or hedge relationship in the filing.


*   *   *   *   *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.





      Sincerely,


							Larry Spirgel
							Assistant Director
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Mr. Bryan Baker
FirstCity Financial Corporation
Page 4